Filed by Plum Creek Timber Company, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File Number: 333-47708
Subject Company: Georgia-Pacific Corporation

Dear Plum Creek Timber Company, Inc. Stockholder:

We have previously sent you proxy materials for the Special Meeting of Stockholders of Plum Creek Timber Company, Inc. to be held on August 15, 2001. According to our latest records, we have not received your authorization to vote the shares carried by us in your account.

WE CANNOT VOTE YOUR SHARES ON ALL MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT YOUR SPECIFIC VOTING INSTRUCTIONS!

Please forward your voting instructions as soon as possible using one of the following methods.

Available 24 Hours - 7 Days a Week!
VOTE BY TELEPHONE	VOTE BY INTERNET

Using a touch-tone telephone, call the toll-free number which appears on the top left corner of your enclosed Voting Instruction Form.	Go to website: WWW.PROXYVOTE.COM
Just follow these four easy steps:	Just follow these four easy steps:
1. 2. 3. 4.

Read the Plum Creek Timber Company, Inc. Proxy Statement and enclosed Voting Instruction Form.

Call the toll-free number located on the top left corner of your Voting Instruction Form.

Enter your 12-digit Control Number located on your Voting Instruction Form.

Follow the simple recorded instructions.

1. 2. 3. 4.

Read the Plum Creek Timber Company, Inc. Proxy Statement and enclosed Voting Instruction Form.

Go to the website www.proxyvote.com.

Enter your 12-digit Control Number located on your Voting Instruction Form.

Follow the simple instructions.

If you vote by telephone or Internet, do not return your Voting Instruction Form.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE AMENDED JOINT PROXY STATEMENT / PROSPECTUS AND RELATED DOCUMENTS REGARDING THE SPECIAL MEETING AND BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION FILED BY PLUM CREEK TIMBER COMPANY, INC. AND GEORGIA-PACIFIC CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE AMENDED JOINT PROXY STATEMENT / PROSPECTUS AND RELATED DOCUMENTS FILED BY PLUM CREEK TIMBER COMPANY, INC. AND GEORGIA-PACIFIC CORPORATION AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE AMENDED JOINT PROXY STATEMENT / PROSPECTUS AND RELATED DOCUMENTS MAY ALSO BE OBTAINED FROM PLUM CREEK BY DIRECTING SUCH REQUEST TO PLUM CREEK TIMBER COMPANY, INC., ATTN: EMILIO RUOCCO, 999 THIRD AVENUE, SUITE 2300, SEATTLE, WA, 98104- 4096.